SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No      )*

American Boarding Company
(Name of Issuer)

Common Stock $.001 par value
(Title of Class of Securities)

024624108
(CUSIP Number)

Reza Noorkayhani
358 Frankfort Street, Daly City, CA 94014
(415) 283-7257
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02462418	SC 13D	Page 2 of 5 pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Reza Noorkayhani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,360,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,360,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,360,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 14.95%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 02462418	SC 13D	Page 3 of 5 pages

Item 1.     Security and Issuer

The name of the issuer is American Boarding Company. (the "Issuer"). The address of the Issuer's principal office is 358 Frankfort Street, Daly City, CA 94014, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.     Identity and Background

(a)	This statement on Schedule 13D is being filed by Reza Noorkayhani (the "Reporting Person"), who is a United States citizen.
(b)	The Reporting Person's residence or place of business is: 358 Frankfort Street, Daly City, CA 94014
(c)	Mr. Noorkayhani serves as the Chairman and CEO of American Boarding Company, which is a real estate based company with a principle business objective of acquisition, design, development, lease, and management services of sustainable housing communities located within close proximity of colleges and universities in the United States. The Company's principal executive offices are set forth above in Item 1.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Noorkayhani is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

The 1,360,000 $.001 par value Shares owned by Mr. Noorkayhani were issued as Founder shares, valued at $.001 for a total consideration of $1,360.00. These Shares were granted for services relating to the start up and organization of the company No borrowed funds were used to purchase the Shares.

CUSIP No. 02462418	SC 13D	Page 4 of 5 pages

Item 4.     Purpose of Transaction

The Reporting Person has acquired their Shares of the Issuer as Founder shares and for investment.

As the CEO and a member of the Board, Mr. Noorkayhani is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Board.

Except as discussed above, Mr. Noorkayhani does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,360,000 Shares, constituting 14.95% of the Shares outstanding.
(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 1,360,000 Shares; (ii) has the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 1,360,000 Shares; and (iv) has the shared power to dispose or direct the disposition of 0 Shares.

(c)	In the last sixty days, Mr. Noorkayhani has not effected any transactions of the Issuer's Common Stock.
(d)	No other person is known to have the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the Shares reported herein.
(e)	Not applicable

CUSIP No. 02462418	SC 13D	Page 5 of 5 pages

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer

Item 7.     Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 24, 2014

/s/Reza Noorkayhani
    Reza Noorkayhani